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SEC FILE NUMBER
8- 68818

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Capital Access LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 Flying Cloud Road
(No. and Street)

Stamford, (City) CT (State) 06902 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas John DeCoene 203-990-0020
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael R. Sullivan & Company, Certified Public Accountants, P.C.
(Name – if individual, state last, first, middle name)

1140 Franklin Avenue (Address) Garden City (City) NY (State) 11530 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 28 2014
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CD 6/9/14

OATH OR AFFIRMATION

I, Thomas John DeCoene, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Capital Access LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO, CCO

Title

DAVID O'BRIEN
NOTARY PUBLIC OF CONNECTICUT
MY COMMISSION EXPIRES 01/31/2017

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Independent auditors' reports on internal control & applying agreed-upon procedures.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Global Capital Access, LLC
December 31, 2013

Table of Contents - Public Report

INDEPENDENT AUDITORS' REPORT

To the Shareholders

Global Capital Access, LLC

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Global Capital Access, LLC (the "Company") as of December 31, 2013.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error.

In making those risk assessments, the auditors consider internal control relevant to the procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management as well as evaluating the overall presentation of the financial statement.

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Global Capital Access, LLC as of December 31, 2013, for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

CERTIFIED PUBLIC ACCOUNTANTS

February 27, 2014

GLOBAL CAPITAL ACCESS LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS		
Current Assets		
Cash and cash equivalents	$	49,151
Total Current Assets		49,151
Other Assets		
Prepaid expenses		325
Total Assets	$	49,476
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	$	6,867
Due to member		1,964
Total Current Liabilities		8,831
Member's Equity		40,645
Total Liabilities and Member's Equity	$	49,476

See accompanying notes to financial statements.

GLOBAL CAPITAL ACCESS, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2013

Note 1 - Nature of Operations

GLOBAL CAPITAL ACCESS, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company markets and distributes specialized investment management strategies for institutional investors.

Note 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents

For purposes of the statement of cash flows and statement of financial condition, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.